

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2021

John V. Winfield
Chief Executive Officer
Santa Fe Financial Corporation
12121 Wilshire Boulevard, Suite 610
Los Angeles, CA 90025

      Re: Santa Fe Financial Corporation
          Preliminary Information Statement on Schedule 14C
          Filed on November 24, 2020
          File No. 000-06877

Dear Mr. Winfield:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                       Sincerely,

                                       Division of Corporation Finance
                                       Office of Real Estate & Construction